Semiannual Report

DECEMBER 31, 2004

Waddell & Reed Advisors New Concepts Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors New Concepts Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current Waddell & Reed Advisors New Concepts Fund, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2004



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended December 31, 2004.

The last six months of 2004 saw an upswing in financial markets, as we shook off some of the concerns surrounding the U.S. presidential election and as the economy exhibited continued strength. Stocks saw solid returns for the six-month period, as the S&P 500 rose 7.19 percent and the Dow Jones Industrial Average returned 4.47 percent. Bonds also fared well, with the Lehman Brothers U.S. Credit Index returning 5.52 percent over the last six months.

The period overall had some conflicting influences. Rising energy prices, a declining dollar, the war in Iraq and early uncertainty regarding the election all weighed on the markets. On the other hand, Gross Domestic Product (GDP) rose 4.0 percent in the third calendar quarter of 2004, and current indications are that the fourth quarter saw a rise of between 3.0 and 3.5 percent. Corporate profits continued to rise, expanding in the neighborhood of 15 percent for the period.

The strengthening economy led to ongoing fears of accelerating inflation. The Federal Reserve moved to reduce the likelihood of this occurring by initiating a total of five small rate increases between June and mid-December. During the period, short-term rates rose from the historically low level of

1 percent up to 2.25 percent by year-end. The Fed has stated that it intends to continue considering "measured" rate increases over the next 12 months.

As we look toward 2005, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or more. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets. Generally, we believe that stocks remain somewhat undervalued.

Regardless of the time period or the short-term market influences, uncertainty remains a part of the investment environment. That is why we believe that adhering to the fundamental principles of investing is the best way to proceed. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential for meeting your financial goals.

Your financial advisor can help you with a more precise strategy for your individual situation, and work with you to develop and maintain a customized investment plan. We believe that focusing on your plan, despite the ongoing swings in the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses
NEW CONCEPTS FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2004.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAS, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended December 31, 2004	Beginning Account Value 6-30-04	Ending Account Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,090	1.51%	$ 7.94
Class B	1,000	1,084	2.64	13.86
Class C	1,000	1,084	2.48	13.01
Class Y	1,000	1,091	1.05	5.55
Based on 5% Return[2]				
Class A	$1,000	$1,018	1.51%	$ 7.67
Class B	1,000	1,012	2.64	13.38
Class C	1,000	1,013	2.48	12.57
Class Y	1,000	1,020	1.05	5.36

*Fund Expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2004, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF NEW CONCEPTS FUND

Portfolio Highlights

On December 31, 2004, Waddell & Reed Advisors New Concepts Fund, Inc. had net assets totaling $1,297,466,800 invested in a diversified portfolio of:

97.08%	**Common Stocks**
2.92%	**Cash and Cash Equivalents and Options**

As a shareholder of the Fund, for every $100 you had invested on December 31, 2004, your Fund owned:



■	Technology Stocks	$20.30
■	Health Care Stocks.	$20.25
■	Business Equipment and Services Stocks .	$17.72
■	Financial Services Stocks	$10.05
■	Capital Goods Stocks	$ 6.62
■	Consumer Nondurables Stocks.	$ 6.38
□	Consumer Services Stocks	$ 6.13
■	Miscellaneous Stocks	$ 5.18
■	Energy Stocks.	$ 4.45
□	Cash and Cash Equivalents and Options. .	$ 2.92

The Investments of New Concepts Fund

December 31, 2004

COMMON STOCKS	Shares	Value
Aircraft – 1.71%		
Goodrich Corporation	145,450	$ 4,747,488
L–3 Communications Holdings, Inc.	239,000	17,504,360
		22,251,848
Banks – 5.00%		
Northern Trust Corporation	532,000	25,863,180
Southwest Bancorporation of Texas, Inc.	277,000	6,443,020
Synovus Financial Corp.	1,139,000	32,552,620
		64,858,820
Beverages – 2.40%		
Brown-Forman Corporation, Class B.	259,750	12,644,630
Coca-Cola Enterprises Inc.	889,000	18,535,650
		31,180,280
Broadcasting – 0.92%		
Cox Radio, Inc., Class A*	728,700	**12,008,976**
Business Equipment and Services – 5.75%		
Cintas Corporation	413,000	18,091,465
Lamar Advertising Company*	772,500	33,005,063
Stericycle, Inc.*	511,210	23,495,212
		74,591,740
Capital Equipment – 2.04%		
IDEX Corporation	654,450	**26,505,225**
Communications Equipment – 1.56%		
Juniper Networks, Inc.*	510,500	13,877,943
McData Corporation, Class A*	1,061,500	6,326,540
		20,204,483
Computers – Micro – 5.09%		
Apple Computer, Inc.*	907,950	58,453,821
Sun Microsystems, Inc.*	1,401,000	7,544,385
		65,998,206
Computers – Peripherals – 3.79%		
EMC Corporation*	1,385,000	20,594,950
Mercury Interactive Corporation*	331,700	15,118,886
Siebel Systems, Inc.*	1,281,200	13,446,194
		49,160,030
Cosmetics and Toiletries – 2.55%		
Estee Lauder Companies Inc. (The), Class A	723,400	**33,110,018**

See Notes to Schedule of Investments on page 11.

The Investments of New Concepts Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Electrical Equipment – 1.93%		
Molex Incorporated	282,000	$ 8,447,310
Molex Incorporated, Class A	621,600	16,568,748
		25,016,058
Electronic Components – 6.64%		
Altera Corporation*	436,000	9,027,380
Analog Devices, Inc.	265,000	9,783,800
Microchip Technology Incorporated	720,100	19,169,062
Network Appliance, Inc.*	1,193,900	39,655,389
Semtech Corporation*	389,000	8,528,825
		86,164,456
Electronic Instruments – 1.51%		
Lam Research Corporation*	679,000	19,609,520
Food and Related – 1.43%		
Hershey Foods Corporation	334,300	18,567,022
Health Care – Drugs – 7.57%		
Allergan, Inc.	368,000	29,833,760
Cephalon, Inc.*	314,100	15,979,837
Forest Laboratories, Inc.*	152,600	6,845,636
Gilead Sciences, Inc.*	542,800	18,995,286
ICOS Corporation*	509,000	14,391,975
Neurocrine Biosciences, Inc.*	247,400	12,183,213
		98,229,707
Health Care – General – 5.87%		
Biomet, Inc. (A)	673,100	29,195,712
Gen-Probe Incorporated*	166,900	7,544,715
Kyphon Inc.*	498,500	12,828,897
Schein (Henry), Inc.*	381,300	26,549,919
		76,119,243
Hospital Supply and Management – 6.81%		
Bard (C. R.), Inc.	692,000	44,274,160
Health Management Associates, Inc., Class A	609,500	13,847,840
Laboratory Corporation of America Holdings*	607,100	30,245,722
		88,367,722
Hotels and Gaming – 1.75%		
Starwood Hotels & Resorts Worldwide, Inc.	390,000	22,776,000
Metal Fabrication – 2.65%		
Fastenal Company	558,400	34,372,312

See Notes to Schedule of Investments on page 11.

The Investments of New Concepts Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Motor Vehicles – 1.13%		
Harley-Davidson, Inc.	242,000	$ 14,701,500
Multiple Industry – 1.36%		
AXIS Capital Holdings Limited	530,000	14,500,800
DreamWorks Animation SKG, Inc., Class A*	82,375	3,089,886
		17,590,686
Petroleum – Domestic – 0.89%		
XTO Energy Inc.	325,000	11,498,500
Petroleum – International – 3.12%		
Burlington Resources Inc.	618,800	26,917,800
Noble Energy, Inc.	219,900	13,559,034
		40,476,834
Petroleum – Services – 0.44%		
Smith International, Inc.*	104,000	5,658,640
Publishing – 3.46%		
Getty Images, Inc.*	567,800	39,093,030
Meredith Corporation	107,000	5,799,400
		44,892,430
Retail – General Merchandise – 1.06%		
Nordstrom, Inc.	294,250	13,750,302
Security and Commodity Brokers – 5.05%		
Ameritrade Holding Corporation*	1,391,000	19,752,200
Chicago Mercantile Exchange Holdings Inc.	137,100	31,354,770
Prudential Financial, Inc.	262,321	14,417,162
		65,524,132
Timesharing and Software – 11.97%		
Alliance Data Systems Corporation*	897,250	42,601,430
eBay Inc. (A)*	479,000	55,710,095
Global Payments Inc.	248,500	14,547,190
Paychex, Inc.	733,000	24,984,305
Total System Services, Inc.	719,400	17,481,420
		155,324,440
Trucking and Shipping – 1.63%		
C.H. Robinson Worldwide, Inc.	380,100	21,099,351
TOTAL COMMON STOCKS – 97.08%		$1,259,608,481

(Cost: $853,834,853)

See Notes to Schedule of Investments on page 11.

The Investments of New Concepts Fund

December 31, 2004

PUT OPTIONS – 0.06%	Number of Contracts	Value
Biomet, Inc., February 42.5,		
Expires 2–19–05	5,048	$ 646,144
Biomet, Inc., January 47.5,		
Expires 1–22–05	466	195,720
(Cost: $789,308)		$ 841,864
TOTAL SHORT-TERM SECURITIES – 2.21%		$ 28,637,453
(Cost: $28,637,453)		
TOTAL INVESTMENT SECURITIES – 99.35%		$1,289,087,798
(Cost: $883,261,614)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.65%		8,379,002
NET ASSETS – 100.00%		$1,297,466,800

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding as of December 31, 2004. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Biomet, Inc.	466	February/52.5	$ 37,746	$ 1,864
	2,524	April/47.5	265,862	285,212
	2,525	April/50	127,933	146,450
eBay Inc.	1,095	January/125	226,660	109,500
	107	January/130	14,659	4,280
			$672,860	$547,306

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

NEW CONCEPTS FUND

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $883,262) (Notes 1 and 3)	$1,289,088
Cash	1
Receivables:	
Investment securities sold	9,641
Fund shares sold	1,770
Dividends and interest	1,011
Prepaid and other assets	45
Total assets	1,301,556

LIABILITIES

Payable to Fund shareholders	2,493
Outstanding written options – at value (premium received – $673) (Note 6). .	547
Accrued shareholder servicing (Note 2)	481
Accrued service fee (Note 2)	244
Payable for investment securities purchased	184
Accrued management fee (Note 2)	30
Accrued accounting and administrative services fees (Note 2)	22
Accrued distribution fee (Note 2)	10
Other	78
Total liabilities	4,089
Total net assets	$1,297,467

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 143,128
Additional paid-in capital	1,016,236
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(5,185)
Accumulated undistributed net realized loss on investment transactions . .	(262,664)
Net unrealized appreciation in value of investments	405,774
Net unrealized appreciation in value of written options	125
Net unrealized appreciation in value of purchased options	53
Net assets applicable to outstanding units of capital	$1,297,467
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.10
Class B	$8.50
Class C	$8.54
Class Y	$9.35
Capital shares outstanding:	
Class A	132,371
Class B	6,362
Class C	1,990
Class Y	2,405
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

NEW CONCEPTS FUND

For the Six Months Ended December 31, 2004
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends	$ 3,873
Interest and amortization	282
Total income	4,155

Expenses (Note 2):

Investment management fee	5,054
Shareholder servicing:	
Class A	1,982
Class B	181
Class C	42
Class Y	17
Service fee:	
Class A	1,340
Class B	62
Class C	18
Distribution fee:	
Class A	47
Class B	185
Class C	54
Accounting and administrative services fees	130
Legal fees	27
Custodian fees	24
Audit fees	15
Other	123
Total expenses	9,301
Net investment loss	(5,146)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	34,639
Realized net loss on written options	(5,526)
Realized net loss on purchased options	(2,229)
Realized net gain on investments	26,884
Unrealized appreciation in value of securities during the period	78,589
Unrealized appreciation in value of written options during the period	1,823
Unrealized appreciation in value of purchased options during the period	2,180
Unrealized appreciation in value of investments during the period	82,592
Net gain on investments	109,476
Net increase in net assets resulting from operations	$104,330

See Notes to Financial Statements.

Statement of Changes in Net Assets

NEW CONCEPTS FUND

(In Thousands)

	For the six months ended December 31, 2004	For the fiscal year ended June 30, 2004
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (5,146)	$ (11,240)
Realized net gain (loss) on investments	26,884	(16,973)
Unrealized appreciation	82,592	263,660
Net increase in net assets resulting from operations	104,330	235,447
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
Realized gains on investment transactions:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
	—	—
Capital share transactions (Note 5)	(36,305)	43,683
Total increase	68,025	279,130
NET ASSETS		
Beginning of period	1,229,442	950,312
End of period	$1,297,467	$1,229,442
Undistributed net investment loss	$ (5,185)	$ (39)

(1)See "Financial Highlights" on pages 15 - 18.

Financial Highlights

NEW CONCEPTS FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended March 31,	
		2004	2003	2002		2001	2000
Net asset value, beginning of period..	$8.35	$6.71	$6.42	$8.73	$7.85	$15.07	$ 9.52
Income (loss) from investment operations:							
Net investment income (loss)....	(0.03)	(0.07)	(0.05)	(0.04)	0.00	(0.06)	(0.09)
Net realized and unrealized gain (loss) on investments.....	0.78	1.71	0.34	(2.26)	0.88	(4.74)	6.96
Total from investment operations.........	0.75	1.64	0.29	(2.30)	0.88	(4.80)	6.87
Less distributions:							
From net investment income.........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
From capital gains...	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(1.68)	(1.32)
In excess of capital gains.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.74)	(0.00)
Total distributions......	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(2.42)	(1.32)
Net asset value, end of period.......	$9.10	$8.35	$6.71	$6.42	$8.73	$ 7.85	$15.07
Total return[1].........	8.98%	24.44%	4.52%	−26.34%	11.21%	−35.27%	74.61%
Net assets, end of period (in millions)	$1,204	$1,143	$892	$965	$1,415	$1,275	$1,984
Ratio of expenses to average net assets ...	1.51%[2]	1.55%	1.65%	1.50%	1.44%[2]	1.36%	1.32%
Ratio of net investment income (loss) to average net assets ...	−0.81%[2]	−0.98%	−1.01%	−0.61%	0.02%[2]	−0.58%	−0.66%
Portfolio turnover rate ..	10%	29%	26%	58%	16%	89%	127%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

NEW CONCEPTS FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 12-31-04 | For the fiscal year ended June 30, | | | For the fiscal period ended 6-30-01 | For the fiscal year ended 3-31-01 | For the period from 10-4-99[1] through 3-31-00 |
		2004	2003	2002			
Net asset value, beginning of period..	$7.84	$6.38	$6.19	$8.52	$7.69	$14.98	$10.69
Income (loss) from investment operations:							
Net investment income (loss)....	(0.08)	(0.12)	(0.13)	(0.12)	(0.02)	(0.16)	0.01
Net realized and unrealized gain (loss) on investments.....	0.74	1.58	0.32	(2.20)	0.85	(4.71)	5.60
Total from investment operations.........	0.66	1.46	0.19	(2.32)	0.83	(4.87)	5.61
Less distributions:							
From net investment income.........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
From capital gains...	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(1.68)	(1.32)
In excess of capital gains.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.74)	(0.00)
Total distributions......	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(2.42)	(1.32)
Net asset value, end of period.......	$8.50	$7.84	$6.38	$6.19	$8.52	$ 7.69	$14.98
Total return...........	8.42%	22.88%	3.07%	−27.22%	10.79%	−35.99%	54.60%
Net assets, end of period (in millions)	$54	$50	$35	$34	$40	$35	$28
Ratio of expenses to average net assets ...	2.64%[2]	2.75%	3.03%	2.78%	2.67%[2]	2.51%	2.40%[2]
Ratio of net investment loss to average net assets	−1.94%[2]	−2.18%	−2.39%	−1.90%	−1.21%[2]	−1.71%	−1.73%[2]
Portfolio turnover rate ..	10%	29%	26%	58%	16%	89%	127%[2]

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

NEW CONCEPTS FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended 3-31-01	For the period from 10-4-99[1] through 3-31-00
		2004	2003	2002			
Net asset value, beginning of period . .	$7.88	$6.40	$6.20	$8.53	$7.70	$14.99	$10.69
Income (loss) from investment operations:							
Net investment income (loss)	(0.05)	(0.07)	(0.12)	(0.10)	(0.02)	(0.16)	0.02
Net realized and unrealized gain (loss) on investments	0.71	1.55	0.32	(2.22)	0.85	(4.71)	5.60
Total from investment operations	0.66	1.48	0.20	(2.32)	0.83	(4.87)	5.62
Less distributions:							
From net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
From capital gains. . .	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(1.68)	(1.32)
In excess of capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.74)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(2.42)	(1.32)
Net asset value, end of period	$8.54	$7.88	$6.40	$6.20	$8.53	$ 7.70	$14.99
Total return	8.38%	23.13%	3.23%	−27.19%	10.78%	−35.96%	54.71%
Net assets, end of period (in millions)	$17	$15	$8	$7	$7	$6	$5
Ratio of expenses to average net assets . . .	2.48%[2]	2.59%	2.89%	2.72%	2.66%[2]	2.47%	2.30%[2]
Ratio of net investment loss to average net assets	−1.77%[2]	−2.01%	−2.26%	−1.85%	−1.20%[2]	−1.67%	−1.62%[2]
Portfolio turnover rate . .	10%	29%	26%	58%	16%	89%	127%[2]

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

NEW CONCEPTS FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended March 31,	
		2004	2003	2002		2001	2000
Net asset value, beginning of period. .	$8.57	$6.85	$6.51	$8.82	$7.93	$15.14	$ 9.53
Income (loss) from investment operations:							
Net investment income (loss). . . .	(0.00)*	(0.05)	0.02	0.01	0.00	(0.03)	(0.05)
Net realized and unrealized gain (loss) on investments	0.78	1.77	0.32	(2.30)	0.89	(4.76)	6.98
Total from investment operations	0.78	1.72	0.34	(2.29)	0.89	(4.79)	6.93
Less distributions:							
From net investment income.	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
From capital gains. . .	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(1.68)	(1.32)
In excess of capital gains.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.74)	(0.00)
Total distributions.	(0.00)	(0.00)	(0.00)	(0.02)	(0.00)	(2.42)	(1.32)
Net asset value, end of period	$9.35	$8.57	$6.85	$6.51	$8.82	$ 7.93	$15.14
Total return	9.10%	25.11%	5.06%	−25.89%	11.22%	−35.01%	75.17%
Net assets, end of period (in millions)	$22	$22	$15	$20	$32	$26	$22
Ratio of expenses to average net assets . . .	1.05%[1]	1.06%	1.05%	1.05%	1.07%[1]	1.03%	1.02%
Ratio of net investment income (loss) to average net assets . . .	−0.36%[1]	−0.48%	−0.42%	−0.14%	0.39%[1]	−0.21%	−0.36%
Portfolio turnover rate . .	10%	29%	26%	58%	16%	89%	127%

*Not shown due to rounding.
[1]Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2004

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors New Concepts Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek growth. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.85% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5042 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,418,550. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the period ended December 31, 2004, W&R received $1, $41,417 and $1,358 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $901,248 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $25,849, which are included in other expenses.

Effective November 2003, the Fund paid Frederick Vogel III special compensation for his service as lead independent director. For the six months ended December 31, 2004, that amount was $607.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. Government obligations and short-term securities, aggregated $118,932,300, while proceeds from maturities and sales aggregated $173,674,695. Purchases of options aggregated $2,021,584, while proceeds aggregated $2,041,969. Purchases of short-term securities aggregated $948,454,480, while proceeds from maturities and sales aggregated $948,290,024. No U.S. Government securities were purchased or sold during the period ended December 31, 2004.

For Federal income tax purposes, cost of investments owned at December 31, 2004 was $887,511,434, resulting in net unrealized appreciation of $401,576,364, of which $430,902,791 related to appreciated securities and $29,326,427 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2004 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$ —
Distributed ordinary income	—
Undistributed ordinary income	—
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	43,311,713
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

June 30, 2009	$ 99,669,069
June 30, 2010	2,187,279
June 30, 2011	140,130,200
June 30, 2012	43,311,713
Total carryover	$285,298,261

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended 12-31-04	For the fiscal year ended 6-30-04
Shares issued from sale of shares:		
Class A	9,336	34,817
Class B	626	1,947
Class C	587	1,017
Class Y	174	577
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
Shares redeemed:		
Class A	(13,815)	(30,754)
Class B	(638)	(1,082)
Class C	(456)	(417)
Class Y	(346)	(263)
Increase (decrease) in outstanding capital shares	(4,532)	5,842
Value issued from sale of shares:		
Class A	$ 76,978	$259,939
Class B	4,797	13,768
Class C	4,627	7,245
Class Y	1,485	4,445
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
Value redeemed:		
Class A	(112,864)	(228,973)
Class B	(4,891)	(7,723)
Class C	(3,510)	(2,986)
Class Y	(2,927)	(2,032)
Increase (decrease) in outstanding capital.................	$(36,305)	$ 43,683

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Transactions in call options written were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2004	23,087	$ 2,118,576
Options written	26,658	2,237,789
Options terminated in closing purchase transactions	(40,829)	(3,517,704)
Options exercised	(330)	(51,792)
Options expired	(1,869)	(114,009)
Outstanding at December 31, 2004	6,717	$ 672,860

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors New Concepts Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors New Concepts Fund, Inc. (the "Fund") as of December 31, 2004, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended June 30, 2004, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinon on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinon. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors New Concepts Fund, Inc. as of December 31, 2004, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended June 30, 2004, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 14, 2005

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors New Concepts Fund, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available on Form N-PX through the Fund's website at http://www.waddell.com and on the SEC's website at http://www.sec.gov.

Quarterly Portfolio Schedule Information

Beginning with the quarter ending September 30, 2004, a complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the SEC on the Fund's Form N-Q. Form N-Q may be obtained in the following ways:

■ On the SEC's website at http://www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On the Fund's website at http://www.waddell.com.

To all traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld **automatically** from any distribution or withdrawal from a traditional IRA. We will not withhold taxes **unless** you make a written election to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
  Waddell & Reed Advisors Global Bond Fund
  Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
  Waddell & Reed Advisors Accumulative Fund
  Waddell & Reed Advisors Core Investment Fund
  Waddell & Reed Advisors Dividend Income Fund
  Waddell & Reed Advisors New Concepts Fund
  Waddell & Reed Advisors Small Cap Fund
  Waddell & Reed Advisors Tax-Managed Equity Fund
  Waddell & Reed Advisors Value Fund
  Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
  Waddell & Reed Advisors Bond Fund
  Waddell & Reed Advisors Government Securities Fund
  Waddell & Reed Advisors High Income Fund
  Waddell & Reed Advisors Limited-Term Bond Fund
  Waddell & Reed Advisors Municipal Bond Fund
  Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
  Waddell & Reed Advisors Cash Management

Specialty Funds
  Waddell & Reed Advisors Asset Strategy Fund
  Waddell & Reed Advisors Continental Income Fund
  Waddell & Reed Advisors Retirement Shares
  Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

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